SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                 ATTORNEY AT LAW


                                                                   June 28, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kristin Shifflett
                  Margery Reich
                  David R. Humphrey - Accounting Branch Chief


         Re:      Alfa International Holding Corp.
                  Registration Statement on Form SB-2
                  Filed on May 5, 2006
                  File No. 333-131217

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated May 31, 2006 relating to Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") of Alfa International Holdings Corp. On behalf of the Company, we respond as follows:

Registration Statement on Form SB-2
-----------------------------------

Management's Discussion and Analysis or Plan of Operation Critical Accounting Policies, page 11
--------------------------------------------------------------------------------

1. We note that the issuance of convertible debentures required you to use judgments and make estimates in determining the appropriate value to allocate to the various features of the debentures. These judgments and estimates, in turn, had a direct effect on the ultimate value recorded for the convertible debentures. As such, please provide a discussion in your critical accounting policies section to address how the valuation of the debentures may have changed had your assumptions been different, including the effects of any current market conditions or economic factors.

Response:

The Company has added a discussion in our critical accounting policies section. See page 11 of the Registration Statement.


General Statement: Factors that may affect future results, page 12
------------------------------------------------------------------

2. We note that you currently have minimal revenue sources and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss your specific plans for obtaining additional funds, as well as the consequences should you be unable to raise sufficient funds to pursue your business plan as outlined. Include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary. See
Item 303 (a)(l)(i) of Regulation S-B. As appropriate, please make a similar revision to the information provided in the "Liquidity and Capital resources" section and expand the disclosure in your financial statement notes.

Response:

The Company has included a discussion of how long it can continue to satisfy its cash requirements before additional funding will be necessary. See pages 24 and F-9 of the Registration Statement.


Results of Operations
---------------------

Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004, page 12
--------------------------------------------------------------------------------


3. Please revise to include a brief discussion of the differences between branded products and private-label products as they relate to your company, including the reasons that each impacts your operations differently.

Response:

The Company has revised to include a brief discussion of Contact's product lines as they relate to the Company. See page 23 of the Registration Statement.


Note 1 -- Nature of the business and summary of significant accounting policies Revenue Recognition, page F-7
--------------------------------------------------------------------------------

4. Please expand your description of your revenue recognition policy to include a discussion of your accounting policy related to such things as the customer's right of return, product warrantees issued, and consignment sales, if applicable. In addition, consideration should be given to the inclusion of a brief discussion of your accounting policy related to revenue recognition in the real estate development business under Journey of Light.


Response:

The Company has expanded its description of its revenue recognition policy. See page F-7 of the Registration Statement.



Note 3 -- Journey of Light Inc, page F-9
----------------------------------------

5. Please expand your disclosures to comply with the requirements of paragraph 5l b of SPAS 141. Please also tell us the significant components of JOL's liabilities at the acquisition date.

Response:

The Company has expanded its disclosure to comply with the requirements of paragraph 5l b of SPAS 141 and to include the significant components of JOL's liabilities at the acquisition date. See page F-9 of the Registration Statement.



6. It appears that you have not fully complied with the requirements of Items 310 (c) and (d) of Regulation S-B. This information is also required to be included in your Form SB-2 pursuant to Item 22 of the form. In this regard, if JOL's audit report is included in your Form SB-2, a corresponding accountant's consent is required in the filing as well. Please revise or advise.

Response:
The Company has revised to include the Pro Forma information required in Items 310(c) and (d) of Regulation S-B. This information was also included in our Form 8-K/A filed March 30, 2006.


Note 5 -- Commitments
---------------------

Factoring Agreement, page F-11
------------------------------

7. Please tell us more about the significant contractual terms of your factoring agreement and your method of accounting for same. We assume that these transactions are accounted for as sales of financial assets because the transferee assumes the full risk of collection, without recourse to you in the event of loss. We also assume that debtors send payments to the transferee. If our understanding is correct, please revise your disclosures to so state. Alternatively, please explain how your arrangements differ. In addition, please expand your disclosures to address the relative significance of these arrangements. That is, please disclose the dollar amounts of the receivables factored each period, the contractual percentage paid to the factor and the minimum monthly amount of fees you agreed to pay before the agreement was modified.

Response:

The Company has revised to disclose that the transactions with the Factor are accounted for as sales of financial assets because the transferee assumes the full risk of collection, without recourse to the Company in the event of loss. The Company has also disclosed the dollar amounts of the receivables factored each period, the contractual percentage paid to the factor and the minimum monthly amount of fees we agreed to pay before the agreement was modified. See page F-11 of the Registration Statement.


Note 7-- Convertible Debenture, page F-14
-----------------------------------------

     8. Please confirm that your beneficial conversion feature was calculated in accordance with EITF 00-27, Issue 1 of Part LI. Specifically, we assume that you first allocated the proceeds received to the warrant and the convertible debenture on a relative fair value basis. We also assume that you then measured the intrinsic value of the embedded conversion feature based only upon the amount of proceeds allocated to the convertible debt. Please confirm or advise supplementally.

Response:

The beneficial conversion feature was calculated by the Company in accordance with EITF 00-27, Issue 1 of Part LI and that all calculations were made as indicated in comment above.

Note 10-- Subsequent events, page F-16
--------------------------------------

9. Regarding the $1,000,000 that JOL received from the State of Qatar on May 1, 2006, please explain why no receivable was recorded for this amount prior to its receipt. It would appear from the disclosures in the JOL financial statements, as provided in the March 30, 2006 Form 8-K filing that Qatar was contractually obligated to JOL for reimbursement of costs related to the feasibility study that was performed. As such, please explain why you believe that there was not pervasive evidence to support the recording of a receivable in some amount.

Response

While the Company has previously disclosed that Qatar was contractually obligated to JOL for reimbursement of costs related to the feasibility study that was performed, pursuant to the parties' agreement, such an obligation only arose if the feasibility study was approved by Qatar. The Company believes that its disclosures clearly make this important distinction.

Pursuant to the April 30, 2003 contract between Qatar and JOL, Qatar would have only been "obligated" to reimburse JOL up to a maximum of $1,000,000 of its costs incurred in performing the feasibility study IF Qatar had approved the feasibility study. JOL's feasibility study was not approved and was rejected by Qatar in July 2005, almost one year after Qatar was contractually obligated to either accept or reject it. Absent any contractual obligation to make any payments to JOL, it was, and is, JOL's management's believe that these circumstances never gave rise to an obligation that could be booked as an account receivable. The feasibility study was, in JOL's opinion, unreasonably rejected in violation of the explicit prohibition in the contract against "unreasonable rejection". Qatar did not agree with JOL's position on the matter which was set forth in its letter of July 2005. JOL's management over the course of the next 10 months held numerous meetings and negotiations, most of which are documented by correspondence with various Qatari officials wherein JOL alleged breach of contract which Qatar denied. JOL never alleged in its discussions with the Qataris that it was owed the $1 million for the feasibility study - since it clearly was not -- because a condition precedent to that obligation was the approval of the feasibility study by Qatar. On the contrary, JOL sought a greater sum and Qatar offered several lesser sums to settle the matter and the parties finally settled for $1 million.

Negotiations between the parties concluded around December 2005 in a meeting between JOL's management and the Minister of Finance of Qatar. However, an agreement was not reached until March 31, 2006 when JOL and Qatar finally signed a confidential settlement agreement. In fact, given the expiration date of the Agreement and the conditions precedent to Qatar's obligations thereunder (which were ultimately waived by Qatar at JOL's request), the matter was not conclusively settled until the payment was received by JOL on May 1, 2006.

Given the foregoing facts, JOL was, and is, of the opinion that no account receivable existed prior to the March 31, 2006 signing of the Agreement. Given the inherent uncertainty contained in the fact that the Agreement contained an expiration date after which the parties would return to the "status quo ante" and given management's experience in dealing with the matter and with Qatar, JOL believed that booking a receivable was inappropriate at least until the conditions precedent to Qatar's obligations were met [which in fact, never happened]. For the foregoing reasons, JOL believes that no account receivable should have been booked prior to the receipt of payment from Qatar since there was no conclusive evidence to support the recording of any such receivable in any amount. The similarity of the amount specified in the Contract and in the Agreement is coincidental - and the result of a negotiated settlement between the parties on a separate and distinct matter, the ultimate consummation of which was uncertain until it actually occurred.


10. In addition, please tell us the exact nature and composition of the amount recovered. That is, was the recovery solely a reimbursement of costs actually expended or did it also cover payments of penalties, interest or other such items. Quantify the individual components of the amount recovered if applicable. Finally, please quantify the amount of the actual recoverable expenditures incurred by JOL on this project.

Response:

The amount recovered was arbitrarily determined by negotiations between JOL and Qatar, unrelated to expenses incurred, penalties interest or any other such parameter. See response to comment 9 above.


Item 26. Recent Sales of Unregistered Securities, page II-2
-----------------------------------------------------------

11. Please explain how the sales of unregistered securities in 2005 listed hereon correspond with the activity shown on the consolidated statements of changes in stockholders' equity on page F-5.

Response:

While there was an error in the number of shares listed in the SB-2 as having been issued in October 2005 to a holder of our Series B Preferred Stock, which error has been corrected, the sales of unregistered securities in 2005 listed in
Item 26 correspond with the activity shown on the consolidated changes in stockholders' equity as illustrated below in the key coded charts showing the sales of unregistered securities in 2005 as listed in the Form SB-2 -- [ including the correction from 51,863 to 51,744 in the sales coded (D) and (E) ] -- and their corresponding entries on the consolidated statement of changes in stockholders' equity.




                                                   Common Stock   Pref. Stock    Capital in    Retained
                                                         Par             Par    Excess of     Earnings
                                               Shares    Value   Shares  Value  Par Value     Deficit)
                                              --------------------------------------------------------

         BALANCES, DECEMBER 31, 2004           11,305,552  $11,306 107,400 $107   $8,551,751 (8,672,854)
                                               ==========   ====== =======  ===    ========= ===========


         (A)Issuance of common stock for
              consulting services                150,000      150                    21,600

         (B)Issuance of common stock for
              cash net of expenses               577,725      578                   303,137

         (C) Issuance of preferred stock
              for cash, net of expenses                             1,450    1       28,999

         (D) Conversion of preferred
              stock for common stock              70,000       70  (1,750)  (1)         (69)

         (E) Issuance of preferred stock
              dividends in common stock            2,032        2                     1,743

         (F) Issuance of common stock
              to the JOL shareholders         16,284,278   16,284                 4,868,999


         (G) Beneficial conversion
              feature of convertible
              Debenture                                                             132,208


         (G) Value of warrant attached
              to convertible Debenture                                               69,421

         Preferred stock dividends                                                              (45,242)

         Net loss                                                                            (5,900,662)
                                              ---------   -------  ------ ----   ---------   ----------
         BALANCES, DECEMBER 31, 2005          28,389,587  $28,390 107,100 $107 $13,977,789 $(14,618,758)

(C) In January 2005 we issued 1,450 shares of our Series B Preferred Stock to 2 investors in a private placement and received aggregate proceeds of $58,000.

(A) In April 2005 we issued 150,000 shares of our Common Stock to two consultants pursuant to consulting agreements between the Company and the consultants.

(B) Between June 7, 2005 and August 12, 2005 we issued 253,500 shares of our Common Stock to warrant holders who exercised such warrants during that period at an exercise price of $0.60 per share and we received aggregate proceeds therefrom of $152,100.

(B) In April 2005 we sold 200,000 shares of our Common Stock in a private placement to Mr. Lou Lombardo who became a director of Alfa in July 2005. We sold an additional 50,000 shares of our Common Stock to Mr. Lombardo in June 2005 and in June 2005 we sold 60,000 shares of our Common Stock to another individual investor in a private placement. We received aggregate proceeds of $155,000 from these 3 sales.

(D) (E) On April 15, 2005 we issued 20,288 shares of our Common Stock to a holder of 500 shares of our Series B Preferred Stock in payment of the Conversion Price of such 500 preferred shares plus the accrued dividends thereon, pursuant to such holder's conversion of such 500 shares of our Series B Preferred Stock.

(B) On July 15, 2005 we issued 9,225 shares of our Common Stock in a private placement to an individual in payment for an account payable due to this individual in the amount of $9,225.

(B) On September 29, 2005 the Company issued 5,000 shares of restricted stock to Mr. Kevin O'C. Green, a director of Alfa, in payment for legal services performed by Mr. Green for the Company.

(D) (E) On October 15, 2005 we issued 51,744 shares of our Common Stock to a holder of 1,250 shares of our Series B Preferred Stock in payment of the Conversion Price of such 1,250 preferred shares plus the accrued dividends thereon, pursuant to such holder's conversion of such 1,250 shares of our Series B Preferred Stock.

(C) On October 11, 2005, we closed the ongoing private placement offering of "Units" of our securities. During the period from January 1, 2003 through October 11, 2005, we sold 140.45 Units and received aggregate proceeds of $2,809,000. Each Unit was sold at a purchase price of $20,000 and consisted of
(a) five hundred (500) shares of Alfa's Series B redeemable, convertible preferred stock (the "Preferred Shares") and twenty thousand (20,000) common stock purchase warrants ("Warrants"). Each Warrant is exercisable for the purchase of one share of Common Stock at a price of seventy-five cents ($0.75) per share. Of the 2,809,000 Warrants included in the Units sold during that period, 2,718,500 expire on September 30, 2006; 32,500 expire on November 22, 2006; 8,000 expire on February 11, 2007; and 50,000 expire on April 3, 2007.

(F) On October 11, 2005, we completed the acquisition of Journey Of Light, Inc. In connection with the Merger, we issued 16,284,278 shares of our $.001 par value common stock ("Common Stock") to the shareholders of JOL. Our President, Frank J. Drohan, President was a JOL shareholder at the time of the Merger. In addition, Charles P. Kuczynski, Vice-President and one of our Directors and Salvatore J. Bucchere, one of our Directors were also each shareholders of JOL at the time of the Merger.

(G) In December 2005 and January 2006, the Company issued secured convertible debentures for aggregate proceeds of $500,000. In connection with this transaction, the Company also issued five-year warrants to purchase 257,732 shares of common stock at an exercise price of $0.97.



Exhibit 23.1
------------

12. Please provide a currently dated consent of the independent accountants with your next amendment.

Response:

The  Company  has  included  a  currently   dated  consent  of  its  independent
accountants.

General
-------

13. Consideration should be given to the updating requirements of Item 310(g) of Regulation S-B.

Response:

The Company has included financial statements as of March 31, 2006.

          If you have any questions, please contact the undersigned at (212) 930-9700.

                                              Very truly yours,

                                              /s/ Marcelle S. Balcombe
                                              ---------------------------
                                              Marcelle S. Balcombe